Exhibit 99.1

BCE INC.

Safe harbour notice concerning

forward-looking statements

February 6, 2020

Safe harbour notice concerning forward-looking statements

In this document, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”, dated February 6, 2020, and certain oral statements made by our senior management during BCE’s 2020 financial guidance call held on February 6, 2020 (BCE’s 2020 Financial Guidance Call) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow)1, BCE’s anticipated capital expenditures in 2020, BCE’s 2020 annualized common share dividend and common share dividend payout policy, our network deployment and capital investment plans, expected growth in our postpaid wireless subscriber base, expected growth in our prepaid wireless, Internet and television (TV) market shares, our expected cash pension funding, BCE’s financial policy targets and our intended progress towards meeting those targets, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”, or made orally during BCE’s 2020 Financial Guidance Call, are made as of February 6, 2020 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Refer to Section B entitled Material assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call” and made orally during BCE’s 2020 Financial Guidance Call held on February 6, 2020. We believe that these assumptions were reasonable at February 6, 2020. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Refer to Section C entitled Business risks for a

1 Refer to footnotes 2 to 5 in Section A entitled Forward-looking statements for a definition of, and other information concerning, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow.

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description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call” and made orally during BCE’s 2020 Financial Guidance Call. We caution readers that the risks described in the above mentioned section are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by BCE, the forward-looking statements made in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”, or made orally during BCE’s 2020 Financial Guidance Call, do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”, or made orally during BCE’s 2020 Financial Guidance Call, are presented for the purpose of assisting investors and others in understanding certain key elements of our expected financial results and objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A. FORWARD-LOOKING STATEMENTS		2

B. MATERIAL ASSUMPTIONS		3

C. BUSINESS RISKS		7

I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS	8
II.	PRINCIPAL SEGMENTED BUSINESS RISKS	13
III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT	16
IV.	OTHER PRINCIPAL BUSINESS RISKS	24

Sections A, B and C of this Safe harbour notice concerning forward-looking statements (Safe Harbour Notice) contain, respectively, a description of:

●	the principal forward-looking statements relating to BCE’s financial guidance contained in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”

●

the principal assumptions made by BCE in developing its forward-looking statements set out in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”, or made orally during BCE’s 2020 Financial Guidance Call

●

the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in, or implied by, our principal forward-looking statements set out in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call”, or made orally during BCE’s 2020 Financial Guidance Call

A. FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of the financial guidance provided by BCE for 2020.

BCE	Guidance for 2020

Revenue growth	1% - 3%
Adjusted EBITDA[2] growth	2% - 4%
Capital intensity[3]	~16.5%
Adjusted net earnings per common share (Adjusted EPS)[4]	$3.50 - $3.60
Free cash flow growth[5]	3% - 7%
Annualized common share dividend[6]	$3.33 per share[7]
Dividend payout policy[5]	65% - 75% of free cash flow

2 The term adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure.

3 Capital intensity means capital expenditures divided by operating revenues.

4 The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

5 The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

6 Subject to dividends being declared by the board of directors of BCE.

7 Consistent with BCE’s common share dividend payout policy.

B. MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing forward-looking statements, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in, or implied by, our forward-looking statements. Forward-looking statements for periods beyond 2020 assume, unless otherwise indicated, that the economic, market, operational and financial assumptions described below will remain substantially unchanged during such periods.

Economic assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

●	A steady rate of economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.6% in 2019 and 2020

●	Employment gains expected to continue in 2020, as the overall level of business investment is expected to grow but remain variable

●	Interest rates expected to remain at or near current levels

●	Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Market assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

●	Higher, but slowing, wireless industry penetration

●	Increased adoption of unlimited data plans and Smartpay installment payment plans

●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors

●	Advertising market expected to be impacted by audience declines

●	Continued escalation of media content costs to secure quality programming

●	Declines in broadcasting distribution undertaking (BDU) subscribers and increasing competition from the entrance of more subscription video on demand (SVOD) streaming services in the OTT market

●	Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Operational and financial assumptions

Our forward-looking statements are also based on various internal operational and financial assumptions.

Operational assumptions

We have made the following internal operational assumptions with respect to our Bell Wireless, Bell Wireline and Bell Media segments:

Bell Wireless

●	Maintain our market share of incumbent wireless postpaid net additions

●	Higher prepaid customer net additions

●

Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more Fourth Generation (4G) long-term evolution (LTE) and LTE-Advanced (LTE-A) devices and new data services

●

Expansion of the LTE-A network coverage to approximately 96% of the Canadian population, and launch of initial Fifth Generation (5G) service in urban centres across Canada as compatible smartphones become available

●	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of installment payment plans

●

Unfavourable impact on blended average billing per user (ABPU), driven by reduced data overage revenue due to the introduction of unlimited plans in 2019, and the impact of a higher prepaid mix in our overall subscriber base

●	Increased adoption of unlimited data plans and installment payment plans

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Bell Wireline

●	Positive full-year adjusted EBITDA growth

●	Continued growth in retail Internet and Internet protocol TV (IPTV) subscribers

●	Increasing wireless and Internet-based technological substitution

●	Residential household average revenue per user growth from increased penetration of multi-product households and price increases

●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

●	Moderating level of promotional activity to acquire new subscribers

●	Continued large business customer migration to Internet protocol (IP)-based systems

●	Ongoing competitive repricing pressures in our business and wholesale markets

●	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed wireless-to-the-home (WTTH) technology in rural communities

●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Bell Media

●

Revenue performance expected to reflect BDU rate increases, strategic pricing on advertising sales and simultaneous substitution of Canadian advertising during the Super Bowl allowed by the Supreme Court ruling of December 2019 that overturned the Canadian Radio-television and Telecommunications Commission (CRTC)’s 2016 decision

●	Operating cost growth driven by higher programming costs, mainly due to continued investment in Crave content and sports broadcast rights

●	Continued scaling of Crave and launch of Crave with French-language content

●	Ability to successfully acquire and produce highly rated programming and differentiated content

●	Building and maintaining strategic supply arrangements for content across all screens and platforms

●	Monetization of content rights and Bell Media properties across all platforms

●	Growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties

●	Acquisition of conventional network V along with related digital assets, including the ad-supported VOD service Noovo.ca, subject to regulatory approvals

●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial assumptions

We have made the following internal financial assumptions with respect to BCE for 2020:

●

Total post-employment benefit plans cost to be approximately $300 million to $320 million, based on an estimated accounting discount rate of 3.1%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $265 million to $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $35 million to $45 million

●	Depreciation and amortization expense of approximately $4,450 million to $4,550 million

●	Interest expense of approximately $1,100 million to $1,125 million

●	An effective tax rate of approximately 27%

●	NCI of approximately $65 million

●	Total cash pension plan funding of approximately $350 million to $375 million

●	Cash taxes of approximately $625 million to $725 million

●	Net interest payments of approximately $1,100 million to $1,125 million

●	Average number of BCE common shares outstanding of approximately 906 million

●	An annual common share dividend of $3.33 per share

Assumptions underlying our 2020-2024 estimated cash pension funding

Our estimated cash pension funding during the five-year period from 2020 to 2024 is based on the following principal assumptions:

●	Stable discount and inflation rates

●	Return on pension plan assets of approximately 4% per year

●	No change in funding regulations and actuarial standards

●	Selective and minimal use of letters of credit

●	No material surpluses resulting in large reductions in ongoing normal cost funding

●	A stable number of employees

C. BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed on February 6, 2020 in the presentation entitled “Q4 2019 Results & 2020 Financial Guidance Call” and during BCE’s 2020 Financial Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, regulatory, competitive, security, technological, economic, financial and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements. Forward-looking statements for periods beyond 2020 assume, unless otherwise indicated, that the regulatory, competitive, security, technological, economic, financial and other risks described in this Safe Harbour Notice will remain substantially unchanged during such periods.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event on our financial position, financial performance, cash flows, business or reputation could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in Section C. II, Principal segmented business risks. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation, refer to Section C. III, Risks relating to our regulatory environment and Section C. IV, Other principal business risks, respectively, in this Safe Harbour Notice.

1.  Regulatory environment

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast licensing, foreign ownership requirements and control of copyright piracy. As with all regulated organizations, planned strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business. For a discussion of our regulatory environment and the principal risks related thereto, refer to Section C. III, Risks relating to our regulatory environment as well as the applicable segmented risk discussions in Section C. II, Principal segmented business risks.

2.  Competitive environment

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors including, in particular, OTT service providers, Internet of Things (IoT) hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base to amortize costs. Certain of these competitors are changing the competitive landscape by establishing material positions. Greater customer adoption of data services, including mobile TV, international data roaming, mobile commerce and mobile banking, as well as other IoT applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. If we are unable to develop and deploy new solutions through a more agile service model in advance of or concurrently with our competitors, our business and financial results could be adversely affected.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to reduce barriers to entry in our industry. In addition, the effects of government policies regarding the set-aside of spectrum at favourable pricing for newer wireless entrants continue to impact market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting our network-based differentiation of our services. Such lower required investment has enabled some competitors to be very disruptive in their pricing, thus challenging the monetization of our networks and our operating model. Moreover, foreign OTT players such as Netflix are currently not subject to the same taxation and Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

We expect these trends to continue in the future and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

●	The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results.

●

Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

●

The convergence of wireline and wireless services is impacting product purchase choice by customers and could accelerate product substitution in favour of lower-margin products as well as accelerate churn

●

Regulatory decisions regarding wholesale access to our wireless and fibre networks could bring new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower margin wholesale subscribers

●	Higher Canadian wireless penetration could slow opportunities for new customer acquisition

●

The continued OTT-based substitution and market expansion of lower-cost VoIP and software-defined networking in a wide area network (SD WAN) solutions offered by global competitors, such as traditional software players, are changing our approach to service offers and pricing and could have an adverse effect on our business

●

Spending rationalization by business customers could lead to higher declines in traditional connectivity value-added services sold and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies

●	Multinational business consumers’ desire to consolidate global network service supply with one supplier could accelerate the disruptions in our wireline segment

●	The pressure from simpler, lower cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

●

Subscriber and viewer growth is challenged by changing viewer habits, the expansion and market penetration of low-cost OTT TV providers and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as piracy, CRTC arbitration and a fragmentation of audience with an abundance of choices

●

Competition with global competitors such as Netflix and Amazon, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition costs as these competitors, along with other global-scale entities such as Google, gain a significant presence in local markets as a result of innovative and flexible global market strategies

●

The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

●

Traditional radio faces accelerated substitution from alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services

●

The timely rollout of 5G mobile service may be adversely impacted by government decisions, constraints on access to network equipment suppliers, the availability of 5G compatible handsets and potential operational challenges in delivering new technology

●

Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, as well as drive an increase in bad debts as the creditworthiness of some customers declines

3.  Security management

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, and theft of, confidential, proprietary, sensitive or personal information, extortion and business disruptions. Information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. There is however no certainty that our information security policies, procedures and controls will be effective against all information security attacks.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also exposes us to risks as we have less immediate oversight over their IT domains. Furthermore, the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as artificial intelligence and robotics, have significantly increased the threat surface of our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication including social media and cloud-based solutions, as well as emerging technologies like robotics, artificial intelligence and machine-to-machine communication, could adversely affect our ability to successfully defend against information security attacks.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

●

Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

●	Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities

●

Theft, loss, unauthorized disclosure, destruction or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, and difficulty in accessing materials to defend legal actions

●	Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident

●	Physical damage to network assets impacting service continuity

●

Litigation, investigations, fines and liability for failure to comply with privacy and information security laws, including via mandatory flow-through of privacy-related obligations by our customers, as well as increased audit and regulatory scrutiny that could divert resources from project delivery

●	Fines and sanctions from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

●	Increased fraud as criminals leverage stolen information against us, our employees or our customers

●	Remediation costs such as liability for stolen information, equipment repairs and incentives to customers or business partners in an effort to maintain relationships after an incident

●

Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

●	Higher insurance premiums

We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

II.	PRINCIPAL SEGMENTED BUSINESS RISKS

1.  Bell Wireless

This section discusses certain principal business risks which specifically affect our Bell Wireless segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Regulatory environment	Aggressive competition	Market maturity and increased device costs

Risk Greater regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks and limitations placed on future spectrum bidding)	Risk The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers	Risk Slower subscriber growth due to high Canadian smartphone penetration and increased device costs

Potential impact

Greater regulation could limit our flexibility, influence the market structure and network investment, improve the business positions of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our wireless business

Potential impact

Pressure on our revenue, adjusted EBITDA, ABPU and churn would likely result if competitors continue to aggressively pursue new types of price plans, such as the recently launched unlimited data plans with no data overage and handset installment plans, increase discounts, offer shared plans based on sophisticated pricing requirements or offer other incentives, such as multi-product bundles, to attract new customers

Potential impact

A maturing wireless market and higher device costs could challenge subscriber growth and cost of acquisition and retention, putting pressure on the financial performance of our wireless business

2.  Bell Wireline

This section discusses certain principal business risks which specifically affect our Bell Wireline segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Regulatory environment	Aggressive competition	Technological advancement and changing customer behaviour

Risk

The CRTC mandates rates for the new disaggregated wholesale high-speed access service available on fibre-to-the-premise (FTTP) facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities

Risk

The intensity of competitive activity coupled with new product launches for retail customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP and SD WAN) from incumbent operators, non-traditional players and wholesalers

Risk

With technological advancement, the traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

Changing customer habits further contribute to the erosion of network access services (NAS) lines

Potential impact

The mandating of rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed could improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, and negatively impact the financial performance of our wireline business

Potential impact

An increase in the intensity level of competitive activity could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell Wireline’s adjusted EBITDA

Potential impact

Our market penetration and number of TV subscribers could decline as a result of offerings by BDUs and an increasing number of domestic and global unregulated OTT providers, as well as a significant volume of content piracy.

The proliferation of IP-based products, including OTT TV content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

The ongoing loss of NAS lines from technological substitution challenge our traditional voice revenues and compel us to develop other service offerings

3.  Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive competition and regulatory constraints	Advertising and subscription revenue uncertainty	Rising content costs and ability to secure key content

Risk	Risk	Risk

The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, VOD, personal video platforms and pirated content, in combination with regulations that require all BDUs to make TV services available à la carte

Acceleration among non-traditional global players developing more aggressive product and sales strategies in creating and distributing video and the increase in direct-to-consumer sales

Advertising is heavily dependent on economic conditions and viewership, as well as on our ability to grow alternative advertising media such as digital and out-of-home (OOH) platforms, in the context of a changing and fragmented advertising market. Conventional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services.

Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and the ability to acquire or develop key content to drive revenues and subscriber growth

Potential impact	Potential impact	Potential impact

Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

Economic uncertainty could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue

If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1.  Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership (Bell ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services. Additional mandated services, as well as lower mandated wholesale rates, could limit our flexibility, influence the market structure, undermine our incentives to invest in network improvements and extensions, improve the business positions of our competitors and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast licensing, foreign ownership requirements, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

1.1  Prime Minister mandate letters

On December 13, 2019, the Prime Minister of Canada issued mandate letters to newly appointed as well as reappointed Canadian ministers. These letters point towards planned government intervention, which could have a material adverse impact on our business and financial results depending on how they are implemented. In particular, in a mandate letter issued to the Minister of ISED, the Prime Minister indicated that the Minister of ISED was to use all available instruments to reduce the average cost of cellular phone bills in Canada by 25 per cent and was to work with telecom companies and expand mobile virtual network operators (MVNOs) in the market. In this mandate letter, the Prime Minister also indicated that if within two years this price target is not achieved, the Minister of ISED can expand MVNO qualifying rules and the CRTC mandate on affordable pricing. It is unclear how the success of this objective is intended to be measured. Government intervention such as mandated MVNO access to our networks could have a material adverse impact on our business and financial results.

Mandate letters to the Minister of ISED and the Minister of Canadian Heritage also include a mandate for these ministers to introduce legislation by the end of 2020 that will take appropriate measures to ensure that all content providers, including Internet giants, offer meaningful levels of Canadian content in their catalogues, contribute to the creation of Canadian content in both Official Languages, promote this content and make it easily accessible on their platforms. As a Canadian broadcaster, we are already subject to content and contribution requirements pursuant to the Broadcasting Act and regulation imposed by the CRTC. There is a risk that new legislation, if adopted, could introduce new obligations or requirements that could have a material adverse impact on our business and financial results.

Mandate letters to several ministers also request: (i) the creation of a new Canadian Consumer Advocate to ensure a single point of contact for people who need help with federally regulated banking, telecom or transportation-related complaints and to ensure that complaints are reviewed and, if founded, that appropriate remedies and penalties can be imposed; (ii) the advancement of Canada’s Digital Charter and enhanced powers for the Privacy Commissioner, in order to establish a new set of online rights, including: data portability; the ability to withdraw, remove and erase basic personal data from a platform; the knowledge of how personal data is being used, including with a national advertising registry and the ability to withdraw consent for the sharing or sale of data; the ability to review and challenge the amount of personal data that a company or government has collected; proactive data security requirements; the ability to be informed when personal data is breached with appropriate compensation; and the ability to be free from online discrimination including bias and harassment; (iii) the creation of new regulations for large digital companies to better protect people’s personal data and to encourage greater competition in the digital marketplace and the establishment of a newly created Data Commissioner to oversee those regulations; (iv) the review of the Copyright Act; and (v) the delivery of high-speed internet to 100 percent of Canadian homes and businesses by 2030. These proposals may have material adverse impacts on our business and financial results.

1.2  Review of key legislation

On June 5, 2018, the Minister of ISED and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review is intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review was led by a panel of external experts tasked with consulting industry members and Canadian consumers. On January 29, 2020, the review panel issued a report that included 97 recommendations. Reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses. It is unclear which of the panel’s recommendations, if any, may be adopted by the Government, and when any adopted reforms would come into force. Therefore, the impact, if any, of these recommendations on our business and financial results is unclear at this time.

2.  Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1  Review of mobile wireless services

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The purpose of the proceeding is to consider changes to the wireless regulatory framework developed in 2015. The main issues in the CRTC’s consultation include (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. With respect to MVNOs, the CRTC expressed the preliminary view that it would be appropriate for the national wireless carriers to provide wholesale MVNO access. The CRTC will hold a public hearing in February 2020 and a decision is expected later in 2020. It is unclear what impact, if any, the results of this consultation could have on our business and financial results.

2.2  Mandated disaggregated wholesale access to FTTP networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation is to take place only in Ontario and Québec, our two largest markets. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high speed access service. The final rates remain to be determined. The mandating of final rates that are materially different from the rates we proposed could improve the business position of our competitors, further impact our investment strategy and adversely impact our financial results.

2.3  Proposed expansion of aggregated wholesale access regime to FTTP networks

On November 7, 2018, the Canadian Network Operators Consortium Inc. (CNOC) (which represents wholesale Internet service providers) applied to the CRTC to obtain mandated access via aggregated services to FTTP facilities. In addition, CNOC is requesting the introduction of a third wholesale high-speed access service, which would feature some level of aggregation between that of the already well-established mandated aggregated wholesale high-speed access service and the newer disaggregated wholesale high-speed access service referred to in section C. III.2.2, Mandated disaggregated wholesale access to FTTP networks above. The inclusion of FTTP facilities in the aggregated regime and the introduction of yet another mandated wholesale high-speed service could further undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of our competitors and adversely impact our financial results.

2.4  Review of wholesale FTTN high-speed access service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified, and will reduce the scope of Bell Canada’s broadband wireless Internet buildout plan for smaller towns and rural communities by approximately 200,000 households.

Bell Canada and five major cable carriers (Cogeco Communications Inc., Bragg Communications Incorporated (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Limited) (together, the Applicants) have obtained leave to appeal the Decision from the Federal Court of Appeal. The Federal Court of Appeal has also granted a stay of the Decision until it makes its final ruling. The Applicants and TELUS Communications Inc. further appealed the Decision to the Federal Cabinet and have filed review and vary applications of the Decision with the CRTC.

2.5  Reviews of basic telecommunications services

On December 21, 2016, the CRTC issued Telecom Regulatory Policy CRTC 2016-496, in which it created a $750 million new fund to expand access to broadband Internet as well as access to the latest generally deployed wireless technology across Canada (Fund). The Fund will collect and distribute $750 million over five years to support the CRTC’s universal service objective that all Canadians have access to Internet speeds of at least 50 Megabits per second download and access to the latest generally deployed mobile wireless technology. Contributions to the Fund will be collected from telecommunications service providers, like those of the BCE group, and distributed through a competitive bidding process. The Fund will start at $100 million in its first year and grow by $25 million each year until it caps out at $200 million in the fifth year. On June 3, 2019, the CRTC launched a first call for applications to receive funds from the Fund, that was due October 3, 2019, for projects in the North and for satellite-dependent communities. On November 13, 2019, the CRTC launched its second call for applications, due March 27, 2020, for all eligible projects to improve broadband access across Canada, including in areas covered by the first call. While we will be required to contribute to the Fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of the Fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services.

On June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, the CRTC decided to phase out the local service subsidy over three years, from January 1, 2019 to December 31, 2021, through semi-annual reductions. This subsidy, collected from the industry, is remitted to incumbent telephone providers, such as Bell Canada, to support residential local phone service in high-cost areas. BCE group entities both contribute to and draw from this subsidy fund, with BCE group entities currently in a small net beneficiary position. On the same date, the CRTC launched Telecom Notice of Consultation CRTC 2018-214 (the Consultation) to review certain elements of the local service regime, including whether additional pricing flexibility or some form of compensation is required for incumbent telephone providers, given that the local service subsidy will be eliminated. The Consultation also reviewed the existing forbearance regimes for local residential and business services. In its decision resulting from this Consultation issued on February 4, 2020, Telecom Regulatory Policy 2020-40, the CRTC did not provide any additional pricing flexibility or other form of compensation to the incumbent telephone providers for the elimination of the local service subsidy, maintained the obligation to serve and did not provide additional technological flexibility to the incumbent telephone providers to meet that obligation in regulated areas.

2.6  National wireless services consumer code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (i.e., businesses that on average spend less than $2,500 per month on telecommunications services) in all provinces and territories.

The Wireless Code regulates certain aspects of the provision of wireless services. Most notably, the Wireless Code prevents wireless service providers from charging an early cancellation fee after a customer has been under contract for 24 months and requires providers to recover any handset subsidies in two years or less. These requirements have effectively removed contracts with terms greater than two years from the marketplace.

On June 15, 2017, the CRTC issued Telecom Regulatory Policy CRTC 2017-200, making targeted changes to the Wireless Code, effective December 1, 2017, and clarifying existing rules. The revisions to the Wireless Code prevent service providers from selling locked devices, increase voice, text and data usage allowances for customers to try out their services during the mandatory 15-day buyer’s trial period for purchased devices, and establish additional controls related to data overage and data roaming charges, among other things.

2.7  Canada’s telecommunications foreign ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

3.  Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

3.1  Changes to simultaneous substitution

In Broadcasting Regulatory Policy CRTC 2015-25, the CRTC announced its intention to eliminate simultaneous substitution for the Super Bowl starting in 2017. This decision was implemented in Broadcasting Regulatory Policy CRTC 2016-334 and Broadcasting Order CRTC 2016-335 (the Order).

Bell Canada and Bell Media appealed the application of the Order to the Federal Court of Appeal, as did the National Football League (NFL). Bell Canada and Bell Media argued that the CRTC does not have jurisdiction under the Broadcasting Act to ban simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. The appeal was denied on December 18, 2017. On May 10, 2018, the Supreme Court of Canada granted leave for Bell Canada, Bell Media and the NFL to appeal the decision of the Federal Court of Appeal.

In a decision issued on December 20, 2019, the Supreme Court of Canada overturned the Federal Court of Appeal’s decision and concluded that the CRTC could not use the Broadcasting

Act provision in question to ban simultaneous substitution for the Super Bowl program. As a result, starting with the 2020 Super Bowl, the simultaneous substitution regime will again apply to the Super Bowl, as it does now with other programs whose rights have been acquired by Canadian conventional TV stations.

The CRTC’s decision to eliminate simultaneous substitution for the Super Bowl has had an adverse impact on Bell Media’s conventional TV business and financial results, as a result of a reduction in viewership and advertising revenues. With simultaneous substitution now being reinstated, advertisements sold by Bell Media will again be substituted over those sold by U.S. stations for their U.S. signals during the Super Bowl program, thereby maximizing advertising revenues for the total Canadian audience watching the Super Bowl program.

3.2  Television service provider code

On January 7, 2016, the CRTC issued Broadcasting Regulatory Policy CRTC 2016-1, which established the Television Service Provider Code (the TV Code). The TV Code came into force on September 1, 2017 and requires all regulated TV service providers, as well as exempt TV service providers that are affiliated with a regulated service provider, to observe certain rules concerning their consumer agreements for TV services. The TV Code does not apply to other exempt providers, such as OTT providers not affiliated with a regulated service provider.

The TV Code specifically imposes requirements relating to the clarity of offers, the content of contracts, trial periods for persons with disabilities, how consumers can change their programming options, and when services may be disconnected, among other things.

As part of Broadcasting Regulatory Policy CRTC 2016-1, the CRTC also expanded the mandate of the Commissioner for Complaints for Telecommunications Services, now the Commission for Complaints for Telecom-Television Services (CCTS), to include the administration of the TV Code and to enable the CCTS to accept consumer complaints about TV services.

4.  Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

4.1  ISED decision and consultation on 3500 MHz and other spectrum

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band. ISED decided that it will allow flexible use (which allows spectrum to be used for both fixed and mobile services) in the 3450-3650 megahertz (MHz) band. This allows ISED to issue flexible use licences in this frequency range. ISED will require existing licensees, such as Inukshuk Wireless Partnership (a Bell Canada and Rogers Communications Inc. partnership), to return a portion of their existing licences in return for a flexible use licence following the auction. Existing licensees that currently hold 75 MHz of spectrum or more of fixed use licences in a given area will be eligible to apply for a new flexible use licence of 60 MHz in the related area; those with 50 MHz of spectrum will be eligible to apply for 50 MHz; and all other licensees will be eligible to apply for 20 MHz. Existing licensees will be allowed to continue operating where they do not prevent the deployment of new licences. If they are required to transition, they will be subject to a protection period of six months to three years, depending on the size of the population centre in the service area in which they operate. ISED will launch a future consultation to determine the amount of spectrum that will be assigned for flexible use in the 3700-4200 MHz band. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

4.2  3500 MHz spectrum auction

On June 5, 2019, ISED initiated a consultation seeking input regarding a technical, policy and licensing framework to govern the auction of spectrum licences in the 3500 MHz band. The consultation paper is seeking comments on the use of a spectrum set-aside for bidders, an in-band spectrum cap, or a combination of both. ISED proposed that the auctioned licences will have a 20-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term, depending on whether a spectrum set-aside or spectrum cap is imposed. In addition, it is proposed that licences will be subject to certain deployment requirements requiring licensees to provide network coverage to a certain percentage of the population in each licence area at 5, 10 and 20 years following licence issuance. ISED has not yet indicated a specific date when the auction will take place, but did indicate it will be in 2020. It is unclear what impact the results of this consultation and the future related processes and spectrum auction could have on our business and financial results.

4.3  Decision on Releasing Millimetre Wave Spectrum to Support 5G

On June 5, 2019, ISED issued its Decision on Releasing Millimetre Wave Spectrum to Support 5G. In this decision, ISED announced that spectrum in the 26 gigahertz (GHz), 28 GHz, and 37-40 GHz bands will transition from satellite use to flexible use (i.e., mobile or fixed use). ISED will designate the 64-71 GHz band for licence-exempt operations on a no-interference, no-protection basis. ISED indicated that the licensing of this spectrum will occur in 2021 and it will establish the details and specific rules through one or more future consultations. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

5.  Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6.  Other

6.1  Copyright Act review

On December 13, 2017, the federal government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, led the process, which began in February 2018. The Standing Committee on Canadian Heritage released its report on May 15, 2019 and the Standing Committee on Industry, Science and Technology released its report on June 3, 2019. Each Committee made a series of recommendations in respect of the rights of Canadian copyright holders and users and the effectiveness of Canadian copyright law. At this time, it is not known whether these reports will lead to amendments to the Copyright Act and the impact of any potential amendments on our business and financial results is unknown.

IV.	OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation in addition to those previously discussed in this document under Section C. I, Principal consolidated business risks, Section C. II, Principal segmented business risks and Section C. III, Risks relating to our regulatory environment.

1.	Technology/infrastructure transformation
2.	Customer experience
3.	Operational performance
4.	People
5.	Dependence on third-party suppliers
6.	Financial management
7.	Litigation and legal obligations
8.	Environmental and health concerns

1.  Technology/infrastructure transformation

The failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure, could have an adverse impact on our business and financial results

Globalization, increased competition and ongoing technological advances are driving customer expectations of faster market responses, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to leverage new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, artificial intelligence and machine learning. They also seek to transform our network and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations as well as providing omni-channel capabilities for our customers, ensuring best quality and customer experience, and developing a new network infrastructure that enables a competitive cost structure and rapidly growing capacity. These evolution activities require an operational and cultural shift. Alignment across technology, product development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure, could hinder our ability to compete on footprint, service experience and cost structure and have an adverse impact on our business and financial results.

If this cannot be achieved in accordance with our deployment schedules while maintaining network availability and performance through the migration process, we may lose customers as a result of poor service performance, which could adversely affect our ability to achieve our operational and financial objectives. Failure to maximize adaptable infrastructures, processes and technologies to quickly and efficiently respond to evolving customer patterns and behaviours and leverage IP across all facets of our network and product and service portfolio could inhibit a fully customer-centric approach, limiting or preventing comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

Parallel to our focus on next-generation investment, adverse regulatory decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTN or FTTP, the potential for additional mandated access to our networks or the imposition of wholesale obligations on wireless networks will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks, particularly in smaller communities and rural areas. Failure to continue investment in next-generation capabilities in a disciplined and strategic manner could limit our ability to compete effectively and achieve desired business and financial results.

Other examples of risks affecting achievement of our desired technology/infrastructure transformation include the following:

●	We, and other telecommunications carriers we rely on to provide services, must be able to purchase high-quality network equipment and services from third-party suppliers on a timely basis and at a reasonable cost (refer to Section C. IV.5, Dependence on third-party suppliers for more details)

●

Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, FTTP and wireless rollouts

●	Suboptimal capital deployment in network build, infrastructure and process upgrade, and customer service improvement, could hinder our ability to compete effectively

●	The successful deployment of WTTH and 5G mobile services could be impacted by various factors, including environmental factors, affecting coverage and costs

●

The increasing dependence on apps for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), which may not be available, as well as the need for associated operating processes integrated into ongoing operations

●

New products, services or apps could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense

●

As content consumption habits evolve and viewing options increase, our ability to develop alternative delivery vehicles in order to seek to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

●

Successfully managing the development and deployment on a timely basis of relevant product solutions to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

●

We must be able to leverage new opportunities, in order to meet our business objectives, such as those introduced by “big data” which is subject to many challenges including evolving customer perceptions as well as legal and regulatory developments. If we cannot build market-leading competencies in this field across sales, service and operational platforms that respect societal values and legal and regulatory requirements, we may miss important opportunities to grow our business through enhanced market intelligence and a more proactive customer service model.

2.  Customer experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised based on customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience could hinder product and service differentiation and customer loyalty. The foundation of effective customer service stems from our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings, in the context of a large customer base and workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres, Facebook, Twitter and other social media forums. Failure to develop true omni-channel capabilities and embrace these new media in a positive way could adversely affect our business, financial results, reputation and brand value.

Understanding the customer relationship as a whole and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. Failure to improve our customer experience by digitizing and developing a consistent, fast and on-demand experience before, during and after sales using new technologies such as artificial intelligence and machine learning, in parallel to our network evolution, could also adversely affect our business, financial results, reputation and brand value.

3.  Operational performance

3.1	Our networks, IT systems and data centre assets are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide consistent wireless, wireline and media services to customers in a complex and constantly changing operating environment is crucial for sustained success. In particular, network capacity demands for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our aging networks could have an adverse impact on our business and financial performance. Furthermore, as we move to more software-defined networks, we will need to manage the possibility of some instability during the transition.

In addition, we currently use a very large number of interconnected operational and business support systems for provisioning, networking, distribution, broadcast management, billing and accounting, which may hinder our operational efficiency. If we fail to implement or maintain highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

●

We may need to incur significant capital expenditures beyond those already anticipated by our capital intensity target in order to provide additional capacity and reduce network congestion on our wireline and wireless networks, and we may not be able to generate sufficient cash flows or raise the capital we need to fund such capital expenditures, which may result in service degradation

●

Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated and could adversely impact our ongoing operations

●	If we fail to streamline our significant IT legacy system portfolio and proactively improve operating performance, this could adversely affect our business and financial results

●	We may experience more service interruptions or outages due to aging legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.

●	There may be a lack of competent and cost-effective resources to perform the life-cycle management and upgrades necessary to maintain the operational status of legacy networks

3.2	Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation and business continuity depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disaster (including, without limitation, seismic and severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. As discussed in more details in Section C. IV.8.1, Environmental and health concerns – Climate change and other environmental concerns could have an adverse effect on our business, climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of the above-mentioned environmental risks. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, amongst others, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

3.3	Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between Bell ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

4.  People

Our employees and contractors are key resources and there is a broad and complex range of risks that must be managed effectively to drive a winning corporate culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on the tasks they are completing and the environment in which they are functioning. Failure to achieve these basic expectations could adversely affect our organizational culture, reputation, business and financial results, as well as our ability to attract high-performing team members. Competition for highly skilled team members is intense, which makes essential the development of a comprehensive human resources strategy to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives. In addition, if the skill sets, diversity and size of the workforce do not match the operational requirements of the business and foster a winning culture, we will likely not be able to sustain our performance.

Other examples of people-related risks include the following:

●

The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources

●

Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found

●

Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. During the bargaining process there may be project delays and work disruptions, including work stoppages or work slowdowns, which could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

●

Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, requires focus, effective processes and flexibility to avoid injury, service interruption, fines and reputational impact

●	Deterioration in employee morale and engagement resulting from staff reductions, ongoing cost reductions or reorganizations could adversely affect our business and financial results

5.  Dependence on third-party suppliers

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance and oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geo-political environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers of equipment and other products and services, as well as outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in increased costs, transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The outsourcing of services generally involves transfer of risk, and we must take appropriate steps to ensure that the outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Further, as cloud-based supplier models continue to evolve, our procurement and vendor management practices must also continue to evolve to fully address associated risk exposures.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third parties may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with our dependence on third-party suppliers include the following:

●

Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

●	Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols affecting our suppliers are bypassed

●	Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

●

The insolvency of one or more of our suppliers could cause a break-down in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

●

If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects

(including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our operations and financial results.

●

Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business and financial results.

●

We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll-out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, financial results and reputation

●

BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our reputation, the quality and speed of services provided to customers, and our ability to address technical issues.

6.  Financial management

6.1

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity, debt capital and money markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects

6.2	We cannot guarantee that BCE’s dividend payout policy will be maintained or that dividends will be increased or declared

From time to time, BCE’s board of directors (BCE Board) reviews the adequacy of BCE’s dividend payout policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend payout policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. BCE’s dividend payout policy, dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

6.3	We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of the BCE 2018 Annual MD&A and in Note 26 to BCE’s 2018 consolidated financial statements, as updated in BCE’s First Quarter (Q1) 2019 MD&A, Second Quarter (Q2) 2019 MD&A and Third Quarter (Q3) 2019 MD&A, and BCE’s Q1, Q2 and Q3 2019 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities,

reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

6.4

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

With a large pension plan membership and defined benefits pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

6.5	Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

6.6	The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

●

Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

●

Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles

●

Failure to contain growing operational costs related to network sites, footprint expansion, spectrum licences and content and equipment acquisition could have a negative effect on our financial performance

●

Fluctuations in energy prices are partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations

●	Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

6.7	The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation.

Specific examples relevant to us include:

●	Subscription fraud on accounts established with a false identity or paid with a stolen credit card

●	Fraudulent (unauthorized) access and manipulation of customer accounts, including through sim-swap and port out fraud

●	Network usage fraud such as call/sell operations using our wireline or wireless networks

●

Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues

●	Ongoing efforts to steal the services of TV distributors, including Bell Canada and Bell ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

7.  Litigation and legal obligations

Legal proceedings, changes in applicable laws and the failure to proactively address our legal and regulatory obligations could have an adverse effect on our business and financial performance

We become involved in various claims and legal proceedings as part of our business. Plaintiffs are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease, and securities laws facilitate the introduction of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. In addition, the increase in laws and regulations around customer interactions and the technological evolution of our business create an environment of complex compliance requirements which must be adequately managed.

Examples of legal and regulatory obligations that we must comply with include those resulting from:

●

As discussed in more detail in Section C. III, Risks relating to our regulatory environment, decisions, policies and other initiatives of the CRTC, ISED, the Competition Bureau and other governmental agencies, as well as laws of a regulatory nature

●	Consumer protection legislation

●

Privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as other privacy legislation we may become subject to via mandatory flow-through of privacy-related obligations by our customers

●	Tax legislation

●	Corporate and securities legislation

●	IFRS requirements

●	Environmental protection and health and safety laws

●	Payment card industry standards for protection against customer credit card infractions

The failure to comply with any of the above or other legal or regulatory obligations could expose us to litigation, including pursuant to class actions, and significant fines and penalties, as well as result in reputational harm.

For a description of the principal legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2018 annual information form, as updated in BCE’s Q1, Q2 and Q3 2019 MD&As.

Finally, the failure of our employees, suppliers or other business partners to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as our policies and contractual obligations, could also expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts.

8.  Environmental and health concerns

8.1	Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events referred to in Section C. IV.3.2, Operational performance – Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business. In addition, rising mean temperatures and extended heat waves could increase the need for cooling capacity in our data centres and network infrastructure, thus increasing our energy consumption and associated costs. Several areas of our operations also raise environmental considerations, such as fuel storage, greenhouse gas emissions, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm our brand and reputation.

8.2	Health concerns about radiofrequency emissions from wireless communication devices and equipment, as well as epidemics and other health risks, could have an adverse effect on our business

Many studies have been performed or are ongoing to assess whether wireless phones, networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. In 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile phones, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

Our business is heavily dependent on radiofrequency technologies, which could present significant challenges to our business and financial performance, such as the following:

●

We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits would be unpredictable and could change over time

●	Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

●	Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

In addition, epidemics, pandemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide services to our customers.

Any of these events could have an adverse effect on our business and financial performance.